EXHIBIT 12

INDIANA MICHIGAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

						Twelve	Six
						Months	Months
	Years Ended December 31,					Ended	Ended
	2010	2011	2012	2013	2014	6/30/2015	6/30/2015
EARNINGS
Income Before Income Taxes	$189,517	$201,434	$157,801	$252,615	$235,268	$252,192	$182,289
Fixed Charges (as below)	174,965	168,003	168,656	167,362	158,990	154,561	77,483
Total Earnings	$364,482	$369,437	$326,457	$419,977	$394,258	$406,753	$259,772

FIXED CHARGES
Interest Expense	$104,465	$97,665	$102,739	$97,710	$93,475	$89,882	$45,745
Credit for Allowance for Borrowed Funds Used During Construction	8,500	7,838	4,717	9,752	8,015	7,179	2,988
Estimated Interest Element in Lease Rentals	62,000	62,500	61,200	59,900	57,500	57,500	28,750
Total Fixed Charges	$174,965	$168,003	$168,656	$167,362	$158,990	$154,561	$77,483

Ratio of Earnings to Fixed Charges	2.08	2.19	1.93	2.50	2.47	2.63	3.35